CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated July 27, 2018, relating to the financial statements and financial highlights of Reinhart Mid Cap PMV Fund, a series of Managed Portfolio Series, for the year ended May 31, 2018, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information. We also hereby consent to the references to our firm in this Registration Statement on Form N-1A of Reinhart Genesis PMV Fund, a series of Managed Portfolio Series, under the headings “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

Cohen & Company, Ltd.
Milwaukee, Wisconsin
September 24, 2018